SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement" as the same may hereafter be modified, supplemented, extended, amended, restated, or amended and restated from time to time), is entered into and made effective as of September 6, 2024 (the "Effective Date") by and among INNO HOLDINGS INC., a Texas corporation (the "Company"), ZFOUNDER ORGANIZATION INC., WEST LAKE CLUB INC. ("West Lake"), and NEXT LEVEL MARKET FUND INC. (together with West Lake, the "Sellers" and each, a "Seller") the persons and entities listed on the schedule of investors attached hereto as Schedule I (as updated from time to time) (each an "Investor" and collectively, "Investors").

RECITALS

WHEREAS, each Seller and Investor is executing this Agreement in reliance upon the exemption from securities registration afforded by the principle commonly known as the "Section 4(a)(1½)" exemption per the rules and regulations of the Securities Act of 1933, as amended (the "Securities Act"); and

WHEREAS, the Sellers desire to sell to Investors, and Investors, desire to purchase from the Sellers, upon the terms and conditions stated in this Agreement, a total of eight hundred forty-two thousand five hundred seventy-eight (842,578) shares of common stock of the Company, no par value per share ("Common Stock" and, the shares of Common Stock being sold by the Sellers to the Investors, the "Shares"), as allocated in Schedule I attached hereto and more fully described in this Agreement, for an aggregate purchase price of Four Million Dollars ($4,000,000) (the Aggregate Purchase Price").

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereinafter expressed and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, each intending to be legally bound, agree as follows:

ARTICLE I
RECITALS, SCHEDULES

The foregoing recitals are true and correct and, together with the Exhibits and Schedules referred to hereafter, are incorporated into this Agreement by this reference.

ARTICLE II
DEFINITIONS

For purposes of this Agreement, except as otherwise expressly provided or otherwise defined elsewhere in this Agreement, or unless the context otherwise requires, the capitalized terms in this Agreement shall have the meanings assigned to them in this Article as follows:

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

"Aggregate Purchase Price" shall have the meaning ascribed to such term in the Recitals.

"Agreement" shall have the meaning ascribed to such term in the Preamble.

"Auditor" shall have the meaning ascribed to such term in Section 6.9.

"Authorizations" shall have the meaning ascribed to such term in Section 6.12.

"Board" shall have the meaning ascribed to such term in Section 4.3(c)(iii).

"Certificate of Formation" shall have the meaning ascribed to such term in Section 4.3(c)(iii).

"Closing" shall have the meaning ascribed to such term in Section 4.2.

"Closing Date" shall have the meaning ascribed to such term in Section 4.2.

"Common Stock" shall have the meaning ascribed to such term in the Recitals.

"Company" shall have the meaning ascribed to such term in the Preamble.

"Contract" means any written contract, agreement, order, or commitment of any nature whatsoever, including, any sales order, purchase order, lease, sublease, license agreement, services agreement, loan agreement, mortgage, security agreement, guarantee, management contract, employment agreement, consulting agreement, partnership agreement, shareholders agreement, buy-sell agreement, option, warrant, debenture, subscription, call, or put.

"DRS" means The Direct Registration System.

"Effective Date" shall have the meaning ascribed to such term in the Preamble.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Financial Statements" shall have the meaning ascribed to such term in Section 6.14.

"FINRA" shall have the meaning ascribed to such term in Section 6.8.

"GAAP" means generally accepted accounting principles, methods, and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, and statements and pronouncements of the Financial Accounting Standards Board, the SEC, or of such other Person as may be approved by a significant segment of the U.S. accounting profession, in each case as of the date or period at issue, and as applied in the U.S. to U.S. companies.

"Governmental Authority" means any foreign, federal, state, or local government, or any political subdivision thereof, or any court, agency, or other body, organization, group, stock market, or exchange exercising any executive, legislative, judicial, quasi-judicial, regulatory, or administrative function of government.

"Intellectual Property Rights" shall have the meaning ascribed to such term in Section 6.17.

"Investment Amount" means the dollar amount listed on the signature page of the applicable Investor.

"Investor" shall have the meaning ascribed to such term in the Preamble.

"Investor Party" shall have the meaning ascribed to such term in Section 12.2.

"Law" means any provision of any law, statute, ordinance, code, constitution, charter, treaty, rule, or regulation of any Governmental Authority or otherwise applicable to the Company.

"Losses" shall have the meaning ascribed to such term in Section 12.2.

"Material Adverse Change" shall have the meaning ascribed to such term in Section 6.13.

"Money Laundering Laws" shall have the meaning ascribed to such term in Section 6.36.

"Nasdaq" means The Nasdaq Stock Market LLC.

"Obligation" means any debt, liability, or obligation of any nature whatsoever, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown, or obligations under executory Contracts.

"OFAC" shall have the meaning ascribed to such term in Section 6.28.

"PCAOB" shall have the meaning ascribed to such term in Section 6.9.

"Permits" shall have the meaning ascribed to such term in Section 6.16.

"Person" means any individual, sole proprietorship, joint venture, partnership, company, corporation, association, cooperation, trust, estate, Governmental Authority, or any other entity of any nature whatsoever.

"Principal Trading Market" shall mean The Nasdaq Capital Market.

"Purchase Price" means Three Dollars ($3.00) per Share.

"Schedules" shall have the meaning ascribed to such term in Article IV.

"SEC" means the United States Securities and Exchange Commission.

"SEC Documents" means all reports, schedules, forms, statements, and other documents filed under the Securities Act and the Exchange Act by the Company with the SEC from February 7, 2023 to the date hereof, or amended after the date hereof, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein.

"Securities Act" shall have the meaning ascribed to such term in the Recitals.

"Securities Purchase Agreement II" shall have the meaning ascribed to such term in Section 4.2.

"Seller" shall have the meaning ascribed to such term in the Preamble.

"Shares" shall have the meaning ascribed to such term in the Recitals.

"Subsidiaries" shall have the meaning ascribed to such term in Article IV.

"Transfer Agent" means Vstock Transfer, LLC, the current transfer agent of the Company, with a mailing address of 18 Lafayette Pl, Woodmere, NY 11598, and any successor transfer agent of the Company.

"Transaction Documents" means this Agreement and other documents related this transaction.

ARTICLE III
INTERPRETATION

In this Agreement, unless the express context otherwise requires: (i) the words "herein," "hereof," and "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) references to the words "Article" or "Section" refer to the respective Articles and Sections of this Agreement, and references to "Exhibit" or "Schedule" refer to the Exhibits or Schedules annexed hereto; (iii) references to a "party" mean a party to this Agreement and include references to such party's permitted successors and permitted assigns; (iv) references to a "third party" mean a Person not a party to this Agreement; (v) the terms "dollars" and "$" means U.S. dollars; and (vi) wherever the word "include," "includes," or "including" is used in this Agreement, it will be deemed to be followed by the words "without limitation."

ARTICLE IV
PURCHASE AND SALE

4.1 <u>Sale of Shares</u>. Subject to the terms and conditions of this Agreement, each Investor agrees to purchase, and the Sellers agree to transfer and sell to each Investor, all of the right, title, and interest of the Sellers in and to the Shares at the Closing on the terms and subject to the conditions set forth in this Agreement, in accordance with the allocation set forth in <u>Schedule I</u> attached hereto, at the per share price equal to the Purchase Price.

4.2 <u>Closing</u>. The purchase and sale of the Shares (the "<u>Closing</u>") shall take place on the date that is six (6) months from the closing of the transactions contemplated by that certain securities purchase agreement dated as of September 6, 2024 ("<u>Securities Purchase Agreement II</u>"), by and between the Company, Zfounder Organization Inc., and the purchasers signatory to the Securities Purchase Agreement II at the office of Sichenzia Ross Ference Carmel LLP, located at 1185 Avenue of the Americas, 31st floor, New York, NY 10036 or another date as the Parties mutually agree in writing (the "<u>Closing Date</u>").

4.3 <u>Form of Payment; Delivery</u>. Payments for the Shares will be made by each Investor by wire into the bank accounts of each Seller as specified on <u>Schedule 4.3</u>. At the Closing, upon receipt of the payment for the Shares, the Sellers shall transfer the Shares to each Investor.

4.4 <u>Closing Deliverables</u>.

(a) <u>By the Investors</u>. On or prior to the Closing Date, subject to the conditions precedent in <u>Article X</u>, each Investor shall deliver or cause to be delivered to the Seller the following:

(i) this Agreement duly executed by such Investor; and

(ii) such Investor's Investment Amount.

(b) <u>By the Sellers</u>. On or prior to the Closing Date, subject to the conditions precedent in <u>Article IX</u>, the Sellers shall deliver or cause to be delivered to each Investor the following:

(i) this Agreement duly executed by the Sellers; and

(ii) the Sellers shall have provided the Sellers' wire instructions; and

(iii) stock powers duly endorsed by the Sellers and a copy of the irrevocable instructions from the Sellers to the Transfer Agent instructing the Transfer Agent to transfer the Shares hereunder as held in DRS book-entry form by the Transfer Agent on an expedited basis to the Investors in accordance with the allocation set forth in <u>Schedule I</u>.

(c) <u>By the Company</u>. On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Investor the following:

(i) this Agreement duly executed by the Company;

(ii) a certificate of the Secretary of the Company in a form reasonably acceptable to the Investors' counsel certifying that attached thereto are true and complete copies of (A) the Amended and Restated Certificate of Formation (the "<u>Certificate of Formation</u>") and Amended and Restated Bylaws of the Company, (B) all resolutions adopted by the Board of Directors of the Company ("<u>Board</u>") authorizing the execution, delivery, and performance of this Agreement and that all such resolutions are in full force and effect, (C) an incumbency certificate certifying the signatures and incumbency of authorized signatories to this Agreement, and (D) a good standing certificate, dated within seven (7) days prior to the Closing Date, from the Secretary of State of each state in which the Company was incorporated and each state in which the Company is qualified to do business, each stating that the Company is in good standing therein;

(iii) an officer's certificate in a form reasonably acceptable to the Investors' counsel;

(iv) a resignation letter from each of the two (2) members serving on the Board that were not appointed by the Investors as of the Effective Date or immediately prior to the Closing Date, stating, among other things, that each of their resignations shall be effective as of the Closing Date;

(v) a draft of the Current Report on Form 8-K disclosing the matters set forth in <u>Section 10.7</u> to be filed with the Securities Exchange Commission immediately before the Closing; and

(vi) such other opinions, certificates, statements, including, without limitation, a closing statement, and agreements as the Investors' counsel may reasonably require.


ARTICLE V
INVESTOR'S REPRESENTATIONS AND WARRANTIES


Each Investor represents and warrants to the Company and the Sellers, that the statements contained in this <u>Article V</u> are true and correct as of the date hereof and the Closing Date:

5.1 <u>Investment Purpose</u>. Each Investor is acquiring the Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the Securities Act; *provided*, *however*, that by making the representations herein, each Investor reserves the right to dispose of the Shares at any time in accordance with or pursuant to an effective registration statement covering such Shares or an available exemption under the Securities Act. Each Investor acknowledges that the Shares are noted in the records of the Transfer Agent that the Shares are subject to transfer restrictions, and that the Shares have not been registered under the Securities Act or the securities laws of any state and are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and the Shares may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Securities Act and any applicable state securities laws or pursuant to an exemption from registration thereunder, the availability of which is to be established to the reasonable satisfaction of counsel to the Company.

5.2 <u>Accredited Investor</u>. The Investor (i) is a sophisticated investor with knowledge and experience in business and financial matters and (ii) is an "Accredited Investor" as set forth in Regulation D promulgated under the Securities Act.

5.3 <u>General Solicitation</u>. Each Investor is not purchasing the Shares as a result of any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.4 <u>Reliance on Exemptions; Opinion</u>. Each Investor understands that the Sellers are relying in part upon the truth and accuracy of, and each Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of each Investor set forth herein in order to determine the availability of such exemptions and the eligibility of each Investor to acquire the Shares.

5.5 <u>Authorization, Enforcement</u>. This Agreement has been duly and validly authorized, executed, and delivered on behalf of each Investor and is a valid and binding agreement of the each Investor, enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, and other similar Laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

5.6 <u>Organization and Authority of Investor</u>. Each Investor is an individual or is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation or incorporation. Each Investor has all necessary power and authority to enter into this Agreement, to carry out his, her, or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each Investor of this Agreement, the performance by each Investor of its obligations hereunder, and the consummation by each Investor of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each Investor.

5.7 <u>No Conflicts; Consents</u>. The execution, delivery, and performance by Investor of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) violate or conflict with any provision of the certificate of formation, limited liability company agreement, or other governing documents of Investor; (ii) violate or conflict with any provision of any Law or Governmental Authority applicable to Investor; (iii) require the consent, notice, or other action by any Person under, violate, or conflict with, or result in the acceleration of any agreement to which Investor is a party; or (iv) require any consent, permit, Governmental Authority, filing, or notice from, with or to any Governmental Authority; except, in the cases of clauses (ii) and (iii), where the violation, conflict, acceleration, or failure to obtain consent or give notice would not have a material adverse effect on each Investor's ability to consummate the transactions contemplated hereby and, in the case of clause (iv), where such consent, permit, Governmental Authority's order, filing, or notice which, in the aggregate, would not have a material adverse effect on each Investor's ability to consummate the transactions contemplated hereby.

5.8 <u>Independent Advice</u>. Each Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to each Investor in connection with the purchase of the Shares constitutes legal, tax, or investment advice.


ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY


Except as set forth and disclosed in the Company's disclosure schedules ("<u>Schedules</u>") attached to this Agreement and made a part hereof, the Company and each of its subsidiaries ("<u>Subsidiaries</u>") each hereby makes the following representations and warranties to each Investor as of the Effective Date and the Closing Date. The Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this <u>Article VI</u> and certain other sections of this Agreement, and the disclosures in any section or subsection of the Schedules shall qualify other sections and subsections in this <u>Article VI</u> only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

6.1 <u>Organization</u>. The Company has been duly incorporated and is validly existing as a domestic Company and is in good standing under the laws of Texas as of the date hereof, and each Subsidiary is duly qualified to do business and is in good standing in each other jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification.

6.2 <u>Subsidiaries</u>. All direct and indirect Subsidiaries of the Company are duly organized and in good standing under the laws of the place of organization or incorporation, and each Subsidiary is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify would not have a material adverse effect on the assets, business, or operations of the Company taken as a whole. The Company does not own or control, directly or indirectly, any corporation, association, or entity other than those listed in the SEC Documents.

6.3 <u>Capitalization</u>. The equity capitalization of the Company as of the Effective Date is as set forth in <u>Schedule 6.3</u> and such authorized capital stock conforms in all material respects to the description thereof set forth in the SEC Documents. The description of the securities of the Company in the SEC Documents is complete and accurate in all material respects. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options or vesting and settlement of restricted stock units under the Company's equity incentive plans, the issuance of shares of Common Stock to employees pursuant to the Company's employee stock purchase plans, and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. The Company has no outstanding options, warrants, scrip rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities, rights, or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents other than as set forth in <u>Schedule 6.3</u>. There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise conversion, exchange, or reset price of such security or instrument upon an issuance of securities by the Company. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to redeem a security of the Company. The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.

6.4 <u>Valid Issuance of Outstanding Securities</u>. All issued and outstanding securities of the Company have been duly authorized and validly issued and are fully paid; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized shares of Common Stock conform in all material respects to all statements relating thereto contained in the SEC Documents. The offers and sales of the outstanding shares of Common Stock were at all relevant times either registered under the Securities Act and the applicable state securities or "blue sky" laws or, based in part on the representations and warranties of the purchasers of such shares, exempt from such registration requirements.

6.5 <u>Authorization; Enforceability</u>. The Company has all corporate power and authority to enter into this Agreement and to carry out the provisions and conditions hereof. This Agreement has been duly authorized, executed, and delivered by the Company and is a legal, valid, and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors' rights generally and by general equitable principles.

6.6 <u>No Conflicts</u>. The execution, delivery, and performance by the Company of this Agreement and all ancillary documents, the consummation by the Company of the transactions herein and therein contemplated and the compliance by the Company with the terms hereof and thereof do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a material breach of, or conflict with any of the terms and provisions of, or constitute a material default under, or result in the creation, modification, termination, or imposition of any lien, charge, or encumbrance upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Certificate of Formation; or (iii) violate any existing applicable law, rule, regulation, judgment, order, or decree of any Governmental Authority as of the date hereof.

6.7 <u>Reserved</u>.

6.8 <u>Consents</u>. No consent, authorization, or order of, and no filing with, any court, government agency, or other body, and no shareholder approval, is required for the sale and delivery of the Shares and the consummation of the transactions and agreements contemplated by this Agreement, except with respect to applicable federal and state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("<u>FINRA</u>") or in connection with the sale of the Shares.

6.9 <u>Independent Registered Public Accounting Firm</u>. To the knowledge of the Company, Simon & Edward, LLP (the "<u>Auditor</u>"), the current auditor of the Company, and TAAD LLP, the prior auditor of the Company, whose reports are filed with the Commission as part of the SEC Documents, are registered independent public accounting firms as required by the Securities Act and the Securities Act Regulations and the Public Company Accounting Oversight Board (the "<u>PCAOB</u>") and are in good standing with the PCAOB as of the date hereof.

6.10 <u>Enforceability of Agreements</u>. All agreements between the Company and third parties expressly referenced in the SEC Documents are legal, valid, and binding Obligations of the Company enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

6.11 <u>No Violation or Default</u>. No default exists in the due performance and observance of any term, covenant, or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan, or credit agreement, or any other agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the properties or assets of the Company is subject. The Company is not in violation of any term or provision of its Certificate of Formation, or in violation of any franchise, license, permit, applicable law, rule, regulation, judgment, or decree of any Governmental Authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

6.12 <u>Compliance with Laws</u>. Except for the Company's existing noncompliance with Nasdaq Listing Rule 5550(a)(2), the "Minimum Bid Price Requirement," each of the Company and its Subsidiaries: (i) is and at all times has been in compliance with all Laws; (ii) has not received any notice of adverse finding, warning letter, untitled letter, or other correspondence or notice from any other governmental authority alleging or asserting noncompliance with any Laws or any licenses, certificates, approvals, clearances, authorizations, permits, and supplements or amendments thereto required by any such Laws ("<u>Authorizations</u>"); (iii) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (iv) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration, or other action from any governmental authority or third party alleging that any business operation or activity is in violation of any Laws or Authorizations and has no knowledge that any such governmental authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation, or proceeding; (v) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify, or revoke any Authorizations and has no knowledge that any such governmental authority is considering such action; and (vi) has filed, obtained, maintained, or submitted all material reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments as required by any Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission), in each case to the extent of a Material Adverse Change.

6.13 <u>No Material Adverse Change</u>. Subsequent to the SEC Documents, except as otherwise specifically stated therein: (i) there has been no material adverse change in the financial position or results of operations of the Company, nor any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business, assets, or prospects of the Company (a "<u>Material Adverse Change</u>"); (ii) there have been no material transactions entered into by the Company, other than as contemplated pursuant to this Agreement; and (iii) no officer or director of the Company has resigned from any position with the Company.

6.14 <u>Financial Statements</u>. The financial statements included in the SEC Documents, including the notes thereto and supporting schedules included in the SEC Documents (the "<u>Financial Statements</u>"), fairly present the financial position and the results of operations of the Company at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with GAAP, consistently applied throughout the periods involved (*provided* that unaudited interim financial statements are subject to year-end audit adjustments that are not expected to be material in the aggregate and do not contain all footnotes required by GAAP); and the supporting schedules included in the SEC Documents present fairly the information required to be stated therein. Except as included therein, no historical or pro forma financial statements are required to be included in the SEC Documents under the Securities Act or the Securities Act Regulations. The pro forma and pro forma as adjusted financial information and the related notes, if any, included in the SEC Documents have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Securities Act Regulations and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the SEC Documents regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission), if any, comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. Each of the SEC Documents discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the SEC Documents, (i) neither the Company nor any of its direct and indirect subsidiaries (including, for this purpose, any variable interest entities), including each entity disclosed or described in the SEC Documents as being a Subsidiary, has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (ii) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its shares of Common Stock or any other equity securities, (iii) there has not been any change in the shares of Common Stock of the Company or any of its Subsidiaries, or, other than in the course of business, any grants under any stock compensation plan, and (iv) there has not been any Material Adverse Change in the Company's long-term or short-term debt.

6.15 <u>Litigation</u>. Other than as disclosed in the <u>Schedule 6.15</u>, there is no action, suit, proceeding, inquiry, arbitration, investigation, litigation, or governmental proceeding pending or threatened against, or involving the Company or any executive officer or director.

6.16 <u>Consents and Permits</u>. Except as described in the SEC Documents, the Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates, and permits of and from all governmental regulatory officials and bodies that it needs as of the date hereof to conduct its business purpose as described in the SEC Documents (collectively, "<u>Permits</u>"), except for such Permits the failure of which to possess, obtain, or make the same would not reasonably be expected to result in a Material Adverse Change.

6.17 <u>Intellectual Property Rights</u>. The Company and each of its Subsidiaries own or possesses or have valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets, and similar rights ("<u>Intellectual Property Rights</u>") necessary for the conduct of the business of the Company and its Subsidiaries as currently carried on and as described in the SEC Documents. To the knowledge of the Company, no action or use by the Company or any of its Subsidiaries necessary for the conduct of its business as currently carried on and as described in the SEC Documents will involve or give rise to any infringement of, or license or similar fees for, any Intellectual Property Rights of others. Neither the Company nor any of its Subsidiaries has received any notice alleging any such infringement, fee, or conflict with asserted Intellectual Property Rights of others. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change (i) there is no infringement, misappropriation, or violation by third parties of any of the Intellectual Property Rights owned by the Company; (ii) there is no pending or threatened action, suit, proceeding, or claim by others challenging the rights of the Company in or to any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim, that would, individually or in the aggregate, together with any other claims in this <u>Section 6.17</u>, reasonably be expected to result in a Material Adverse Change; (iii) the Intellectual Property Rights owned by the Company and the Intellectual Property Rights licensed to the Company have not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part, and there is no pending or threatened action, suit, proceeding, or claim by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this <u>Section 6.17</u>, reasonably be expected to result in a Material Adverse Change; (iv) there is no pending or threatened action, suit, proceeding, or claim by others that the Company infringes, misappropriates, or otherwise violates any Intellectual Property Rights or other proprietary rights of others, the Company has not received any written notice of such claim and the Company is unaware of any other facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this <u>Section 6.17</u>, reasonably be expected to result in a Material Adverse Change; and (v) to the knowledge of the Company, no employee of the Company is in or has ever been in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee's employment with the Company, or actions undertaken by the employee while employed with the Company and could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change. All material technical information developed by and belonging to the Company which has not been patented has been kept confidential. The Company is not a party to or bound by any options, licenses, or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the SEC Documents and are not described therein. The SEC Documents contain in all material respects the same description of the matters set forth in the preceding sentence. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or any of its officers, directors, or employees, or otherwise in violation of the rights of any persons.

6.18 <u>Certain Market Activities</u>. The Company has not taken and will not take, directly or indirectly, any action designed to, or that might be reasonably expected to cause or result in, stabilization or manipulation of the price of any securities of the Company.

6.19 <u>Taxes</u>. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the SEC Documents are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to each Investor, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term "taxes" mean all federal, state, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, fees, assessments, or charges of any kind whatever, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto. The term "returns" means all returns, declarations, reports, statements, and other documents required to be filed in respect to taxes.

6.20 Valid Title. The Company and each of its Subsidiaries has legal and valid title to all of its properties and assets, free and clear of all liens, charges, encumbrances, equities, claims, options, and restrictions; each lease agreement to which it is a party is duly executed and legally binding; its leasehold interests are set forth in and governed by the terms of any lease agreements, and, to the best of the Company's knowledge such agreements are valid, binding, and enforceable in accordance with their respective terms under applicable state or federal law; and neither the Company nor any of its subsidiaries operates, manages, or has any other right or interest in any other material real property of any kind, except as described in the SEC Documents.

6.21 Accounting Controls. The Company and its Subsidiaries maintain systems of "internal control over financial reporting" (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) to the extent required by the Exchange Act that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Documents, the Company is not aware of any material weaknesses in its internal controls. The Auditor and the Audit Committee of the Board have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are known to the Company's management and that have adversely affected or are reasonably likely to adversely affect the Company' ability to record, process, summarize, and report financial information; and (ii) any fraud known to the Company's management, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

6.22 Sarbanes-Oxley Compliance.

(a) Disclosure Controls. Except as set forth in the SEC Documents, the Company has developed and currently maintains disclosure controls and procedures that will comply with Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company's Exchange Act filings and other public disclosure documents.

(b) Compliance. The Company has been, and on the Closing Date, will be, in compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company's future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

6.23 <u>No Labor Disputes</u>. No labor dispute with the employees of the Company or any of its Subsidiaries, which are expected to have a material adverse effect on the Company, exists or is, to the Company's knowledge, imminent.

6.24 <u>Investment Company Act</u>. The Company is not and, will not be, after the Closing, required to register as an "investment company," as defined in the Investment Company Act of 1940, as amended.

6.25 <u>Margin Securities</u>. The Company owns no "margin securities" as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System.

6.26 <u>Insurance</u>. Except as disclosed in the SEC Documents, the Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are adequate in view of balancing of the costs of insurance, the risks of loss, and its benefits to the Company, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.

6.27 <u>Foreign Corrupt Practices Act</u>. None of the Company and its Subsidiaries or any director, officer, agent, employee, or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, has, directly or indirectly, given or agreed to give any money, gift, or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee, or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who was, is, or may be in a position to help or hinder the business of the Company (or assist it in connection with any actual or proposed transaction) that (i) might subject the Company to any damage or penalty in any civil, criminal, or governmental litigation or proceeding, (ii) if not given in the past, might have had a Material Adverse Change, or (iii) if not continued in the future, might adversely affect the assets, business, operations, or prospects of the Company.

6.28 <u>Compliance with OFAC</u>. None of the Company and its Subsidiaries or any director, officer, agent, employee, or affiliate of the Company and its Subsidiaries or any other person acting on behalf of the Company and its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("<u>OFAC</u>"), the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority.

6.29 <u>Related-Party Transactions</u>. There are no business relationships or related party transactions involving the Company or any other person required to be described in the SEC Documents that have not been described as required under Regulation S-K.

6.30 <u>SEC Documents</u>. Except as otherwise disclosed in <u>Schedule 6.30</u>, the Company has filed all reports, schedules, forms, statements, and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such materials) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.31 <u>Employment Matters</u>.

(a) The Company is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its employees. During the recent two (2) fiscal years, there has not been, nor, to the Company's knowledge, has there been any threat of, any strike, slowdown, work stoppage, picketing, or other similar labor disruption or dispute affecting the Company.

(b) The Company is in material compliance with all Laws pertaining to employment and employment practices to the extent they relate to employees of the Company. There are no actions against the Company pending, or to the Company's knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee of the Company, including, without limitation, any action relating to unfair labor practices, employment discrimination, harassment, retaliation, leave, accommodation, minimum wages, overtime compensation, hazardous work conditions, equal pay, or any other hiring, employment, or employment termination related matter arising under all Laws.

(c) The representations and warranties set forth in this Section 6.31 are the Company's sole and exclusive representations and warranties regarding employment matters.

6.32 Registration Rights. No individual or entity has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company or any subsidiary.

6.33 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated under this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided Investor or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Company's public filings. The Company understands and confirms that Investor will rely on the foregoing representation in connection with the transactions contemplated by this Agreement. All of the disclosure furnished by or on behalf of the Company to Investor regarding the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, including the Schedules to this Agreement, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and believes, to its best knowledge, that Investor makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article V hereof.

6.34 [Reserved.]

6.35 Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, (i) the fair saleable value of the Company's assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company's assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one (1) year from the Closing Date.

6.36 Money Laundering. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the "Money Laundering Laws"), and no action, suit, or proceeding by or before any court or governmental agency, authority, or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any subsidiary, threatened.

6.37 Liabilities Disclosure. Other than as disclosed in Schedule 6.37, there are no undisclosed outstanding liability of the Company and its subsidiaries, short-term or long-term, contingent or non-contingent, that each has exceeded Ten Thousand Dollars ($10,000). The liabilities shall encompass, but are not limited to, current and long-term obligations, operational, and non-operational debts and liabilities.

6.38 <u>No Brokers or Finders</u>. None of the Company or any of its Subsidiaries has retained, utilized, or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor, or finder in connection with the transactions contemplated by this Agreement.


ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF THE SELLER


Each Seller hereby represents and warrants to the Investors, which representations and warranties shall survive the Closing, the following:

7.1 <u>Title</u>. The Shares are owned by the Seller free and clear of all liens, agreements, security interests, claims, charges, and encumbrances of any kind and nature and no third party holds any right or interest (beneficial or otherwise) in the Shares. The Seller has the right to sell, assign, transfer, and deliver the Shares pursuant to this Agreement. The Shares are not subject to any restrictions, directly or indirectly, with respect to their transferability or any other restrictions, other than as set forth in <u>Article VIII</u> below.

7.2 <u>Authority; No Conflicts</u>. This Agreement is the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. The Seller has full power and authority to enter into and consummate this Agreement and sell the Shares, and the consent of no other party or entity is necessary for the consummation of the transactions contemplated herein. The execution, delivery, and performance by the Seller of this Agreement will not result in any willful violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of state or federal law to which the Seller is subject, any mortgage, indenture, agreement, document, instrument, judgment, decree, order, rule, or regulation, or other restriction to which the Seller is a party or by which the Seller may be bound, or result in the creation of any lien upon any of the properties or assets of the Seller pursuant to any such term, or result in the suspension, revocation, impairment, forfeiture, or non-renewal of any permit, license, authorization, or approval applicable to the Seller or any of the Seller's respective assets or properties.

7.3 <u>Brokers</u>. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Sellers directly with the Investors without the intervention of any Person on behalf of the Seller in such manner as to give rise to any valid claim by any Person against the Investor or the Company for a finder's fee, brokerage commission, or similar payment.


ARTICLE VIII
COVENANTS


8.1 <u>Best Efforts</u>. Each party shall use its best efforts to timely satisfy each of the conditions as provided in <u>Articles IX</u> and <u>X</u> of this Agreement prior to the Closing Date. The Investors agree that if the Aggregate Purchase Price for the Shares are not paid in full by the Investors before the Closing Date, the Investors will use their own assets, including cash deposits, stocks or real estate, as consideration for payment of the remaining balance.

8.2 <u>Affirmative Covenants</u>.

(a) <u>Reporting Status; Listing</u>. Until the earlier of one (1) year from the date hereof or when the Shares are no longer registered in the names of each Investor on the books and records of the Company, the Company shall: (i) file in a timely manner all reports required to be filed under the Securities Act, the Exchange Act, or any securities laws and regulations thereof applicable to the Company of any state of the United States, or by the rules and regulations of the Principal Trading Market, and, if not otherwise publicly available, to provide a copy thereof to an Investor upon request; (ii) not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination unless in connection with a Sale Event (as defined below); and (iii) if required by the rules and regulations of the Principal Trading Market, promptly secure the listing of any of the Shares upon the Principal Trading Market (subject to official notice of issuance) and, take all action under its control to maintain the continued listing, quotation, and trading of its Common Stock on the Principal Trading Market, and the Company shall comply in all respects with the Company's reporting, filing, and other Obligations under the bylaws or rules of the Principal Trading Market, FINRA, and such other Governmental Authorities, as applicable.

8.3 <u>Public Disclosure of Investors</u>. The Company shall not publicly disclose the name of each Investor, or include the name of each Investor in any filing with the SEC or any regulatory agency or Principal Trading Market, without the prior written consent of such Investor except: (i) as required by federal securities law or (ii) to the extent such disclosure is required by Law or Principal Trading Market regulations, in which case the Company shall provide Investors with prior written notice of such disclosure permitted under this clause (ii).

8.4 <u>Removal of Legends</u>.

(a) The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Shares other than pursuant to an effective registration statement or a valid exemption from registration under the Securities Act to the Company or to an Affiliate of each Investor or in connection with a pledge as contemplated in this <u>Section 8.4</u> the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(b) Investor agrees to the imprinting, so long as is required by the Securities Act, of a legend on any of the Shares in the following form if held in physical form:

"THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO THE ISSUER."

The Company acknowledges and agrees that Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution that is an "accredited investor" as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, Investor may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party, or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Investor's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

8.5. <u>Compensation</u>. The Company's officers and directors shall not, without the prior written consent of the Investors, alter the compensation arrangements or other terms of employment of the Company's officers and directors.

8.6 <u>Conduct of Business of Company</u>. The Company agrees to conduct its business in its ordinary course and take all necessary actions to ensure that the transactions contemplated by this Agreement with regard to the sale of shares held by the Sellers will not be hindered or delayed, including, without limitation, any actions that could negatively impact the Company's operations, financial standing, or the ability to fulfill their obligations pursuant to this Agreement with regard to the sale of shares held by the Sellers.

ARTICLE IX
CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATIONS TO SELL

The obligation of the Sellers hereunder to sell the Shares to each Investor at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, *provided* that these conditions are for the Sellers' sole benefit and may be waived by the Sellers at any time in its sole discretion:

9.1 Each Investor shall have paid the applicable Investment Amount to the Sellers in accordance with the terms and conditions set forth in Section 4.3 above.

9.2 On the Closing Date, each Investor shall have delivered all the deliverables set forth in Section 4.4(a) to the Sellers.

9.3 Each Investor's representations and warranties shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and each Investor shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by each Investor at or prior to the applicable Closing Date.

9.4 The Company shall have obtained any and all governmental, regulatory, or third party consents and approvals necessary to effect the transactions contemplated by this Agreement and related agreements.

9.5 No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

9.6 Trading in the Common Stock shall not have been suspended by the SEC or any Principal Trading Market (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement.

ARTICLE X
CONDITIONS PRECEDENT TO EACH INVESTOR'S OBLIGATIONS TO PURCHASE

The obligation of each Investor hereunder to purchase the Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions (in addition to any other conditions precedent elsewhere in this Agreement), *provided* that these conditions are for each Investor's sole benefit and may be waived by each Investor at any time in its sole discretion:

10.1 The representations and warranties of the Company and each of the Subsidiaries shall be true and correct in all material respects (except to the extent that any of such representations and warranties are already qualified as to materiality in Article VI above, in which case, such representations and warranties shall be true and correct in all respects without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and each of the Subsidiaries shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by the Company and the Subsidiaries at or prior to the Closing Date.

10.2 Each Seller's representations and warranties shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and each Seller shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by each Seller at or prior to the applicable Closing Date.

10.3 No event shall have occurred which could reasonably be expected to result in a Material Adverse Change.

10.4 On the Closing Date, the Sellers shall have delivered all the deliverables set forth in Section 4.4(b) to each Investor.

10.5 On the Closing Date, the Company shall have delivered all the deliverables set forth in Section 4.4(c) to each Investor.

10.6 On or prior to the Closing Date, the Company shall have provided all due diligence documents requested for by the Investors, and the Investors shall have completed their due diligence on the Company to their satisfaction in their sole and absolute discretion.

10.7 On or prior to the Closing Date, the Board shall accept the resignations of two (2) current directors that were not appointed by the Investors at the closing of the transactions contemplated by Securities Purchase Agreement II and appoint two (2) new directors recommended by the Investors to the Board prior to the Closing Date.

10.8 On or prior to the Closing Date, the Company shall have filed the Form 8-K Current Report on Form 8-K disclosing the matters set forth in Section 10.7.

ARTICLE XI
TERMINATION

11.1 Termination. The obligations of the Company, the Sellers, and the Investors to effect the Closing shall terminate as follows:

(a) Upon the mutual written consent of the Company, the Sellers, and all the Investors;

(b) By either the Sellers or the Investors if the Closing has not occurred on or prior to the Closing Date; or

(c) By either the Company, any Seller, or any Investor (with respect to itself only) if the other party breaches any of its representations, warranties, covenants, or agreements contained in this Agreement or the other Transaction Documents, *provided* that the terminating party has not breached the Agreement or the other Transaction Documents.

11.2 Consequences of Termination. Nothing in Article XI of this Agreement shall release any party from any liability for breach by such party of the terms and provisions of this Agreement.

ARTICLE XII
INDEMNIFICATION

12.1 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

12.2 Indemnification by the Company. Subject to the other terms and conditions of this Article XII, from and after the Closing, the Company will indemnify and hold each Investor and its directors, officers, shareholders, members, partners, employees, and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners, or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "Investor Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs, and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants, or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against an Investor Party in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Investor Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a material breach of such Investor Party's representations, warranties, or covenants under the Transaction Documents or any agreements or understandings such Investor Party may have with any such shareholder or any violations by such Investor Party of state or federal securities laws or any conduct by such Investor Party which is finally judicially determined to constitute fraud, gross negligence, or willful misconduct). If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to each Investor Party. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel, or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by an Investor Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage, or liability is attributable to any Investor Party's breach of any of the representations, warranties, covenants, or agreements made by such Investor Party in this Agreement or in the other Transaction Documents. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

12.3 Indemnification by Investor. Subject to the other terms and conditions of this Article XII, from and after the Closing, Investor shall indemnify the Company and the Sellers against, and shall hold the Company and the Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Company and the Sellers based upon, arising out of or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Investor contained in this Agreement; or

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Investor pursuant to this Agreement.

12.4 Indemnification by Sellers. Subject to the other terms and conditions of this Article XII, from and after the Closing, the Sellers shall indemnify the Company and the Investors against, and shall hold the Company and the Investors harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Company and the Investors based upon, arising out of or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of the Sellers contained in this Agreement; or

(b) any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by the Sellers pursuant to this Agreement.

12.5 Certain Limitations. The indemnification provided for in Sections 12.2, 12.3, and 12.4 shall be subject to the following limitations:

(a) The aggregate amount of all Losses for which a party shall be liable pursuant to this Article XII shall not exceed the proceeds actually received under this Agreement.

(b) In no event shall any party be liable to any other party for any punitive, incidental, consequential, special, or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(c) Payments by a party pursuant to this Article XII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution, or other similar payment received or reasonably expected to be received by the indemnified party in respect of any such claim. The indemnified party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution, or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d) Each Indemnified Party shall take all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

ARTICLE XIII
MISCELLANEOUS

13.1 <u>Notices</u>. All notices of request, demand and other communications hereunder shall be addressed to the parties as follows:

If to the Company, to:	Inno Holdings Inc. Attn: Tianwei Li Email: solomon@innometalstuds.com 21660 Copley Dr. Diamond Bar, CA 91765
with a copy (which shall not constitute notice) to:	Winston & Strawn LLP Attn: Michael J. Blankenship Email: MBlankenship@winston.com 800 Capitol St Suite 2400 Houston, TX 77002
If to each Investor:	To each Investor based on the information set forth on the signature page to this Agreement attached hereto

with a copy (which shall not constitute notice) to: Huan Lou, Esq.
1185 Avenue of the Americas, 31st floor
New York, NY 10036
Attention: Huan Lou, Esq.
Email: hlou@SRFC.LAW

If to each Seller: Zfounder Organization Inc.
Attn: Wen Hua
Email:
wendy.huawen@gmail.com
21660 Copley Dr.
Diamond Bar, CA 91765

With a copy (which shall not constitute notice) to: Winston & Strawn LLP
Attn: Michael J. Blankenship
Email:
MBlankenship@winston.com
800 Capitol St Suite 2400
Houston, TX 77002

unless the address is changed by the party by like notice given to the other parties. Notice shall be in writing and shall be deemed delivered: (i) if mailed by certified mail, return receipt requested, postage prepaid, and properly addressed to the address below, then three (3) business days after deposit of same in a regularly maintained U.S. Mail receptacle; or (ii) if mailed by Federal Express, United Parcel Service or other nationally recognized overnight courier service, next business morning delivery, then one (1) business day after deposit of same in a regularly maintained receptacle of such overnight courier; or (iii) if hand delivered, then upon hand delivery thereof to the address indicated on or prior to 5:00 p.m., New York time, on a business day. Any notice hand delivered after 5:00 p.m., New York time, shall be deemed delivered on the following business day. Notwithstanding the foregoing, notice, consents, waivers, or other communications referred to in this Agreement may be sent by facsimile, e-mail, or other method of delivery, but shall be deemed to have been delivered only when the sending party has confirmed (by reply e-mail or some other form of written confirmation from the receiving party) that the notice has been received by the other party.

13.2 <u>Entire Agreement</u>. This Agreement, including the Schedules attached hereto and the documents delivered pursuant hereto, set forth all the promises, covenants, agreements, conditions, and understandings between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements, understandings, inducements, or conditions, expressed or implied, oral or written, except as contained herein; *provided*, *however*, except as explicitly stated herein, nothing contained in this Agreement shall (or shall be deemed to) (i) have any effect on any agreements each Investor has entered into with, or any instruments each Investor has received from, the Company or the Sellers prior to the date hereof with respect to any prior investment made by each Investor in the Company or (ii) waive, alter, modify, or amend in any respect any Obligations of the Company or the Sellers, or any rights of or benefits to each Investor or any other Person, in any agreement entered into prior to the date hereof between or among the Company, the Sellers, and each Investor, or any instruments each Investor received from the Company or the Sellers prior to the date hereof, and all such agreements and instruments shall continue in full force and effect.

13.3 <u>Successors and Assigns</u>. This Agreement, and any and all rights, duties, and Obligations hereunder, shall not be assigned, transferred, delegated, or sublicensed by the Company or the Sellers without the prior written consent of each Investor. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

13.4 <u>Binding Effect</u>. This Agreement shall be binding upon the parties hereto, their respective successors, and permitted assigns.

13.5 <u>Amendment</u>. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company, the Sellers, and each Investor.

13.6 <u>Gender and Use of Singular and Plural</u>. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the party or parties or their personal representatives, successors, and assigns may require.

13.7 <u>Execution</u>. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed and considered one and the same Agreement, and same shall become effective when counterparts have been signed by each party and each party has delivered its signed counterpart to the other party. A digital reproduction, portable document format (".pdf"), or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail, or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

13.8 <u>Headings</u>. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement.

13.9 <u>Governing Law</u>. This Agreement shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company and the Sellers hereby irrevocably waives personal service of process and consents to process being served in any such suit, action, or proceeding by mailing a copy thereof to the Company and the Sellers at the address set forth on the signature page to this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company and the Sellers hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude each Investor from bringing suit or taking other legal action against the Company or the Sellers in any other jurisdiction to collect on the Company's or the Sellers' obligations to each Investor, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of each Investor. THE COMPANY, THE SELLERS, AND EACH INVESTOR HEREBY IRREVOCABLY WAIVE ANY RIGHT THEY MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

13.10 <u>Further Assurances</u>. The parties hereto will execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purposes of this Agreement.

13.11 <u>Survival</u>. The representations and warranties contained herein shall survive the Closing.

13.12 <u>Joint Preparation</u>. The preparation of this Agreement has been a joint effort of the parties hereto and the resulting documents shall not, solely as a matter of judicial construction, be construed more severely against one of the parties than the other.

13.13 <u>Severability</u>. If any one of the provisions contained in this Agreement, for any reason, shall be held invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall remain in full force and effect and be construed as if the invalid, illegal or unenforceable provision had never been contained herein.

13.14 <u>No Third Party Beneficiaries</u>. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

13.15 <u>Remedies, Characterization, Other Obligations, Breaches, and Injunctive Relief</u>. The remedies provided in this Agreement shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of each Investor to pursue actual and consequential damages for any failure by the Company or the Sellers to comply with the terms of this Agreement. The Company and the Sellers covenant to each Investor that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises, and the like (and the computation thereof) shall be the amounts to be received by each Investor and shall not, except as expressly provided herein, be subject to any other obligation of the Company and the Sellers (or the performance thereof). The Company and the Sellers acknowledge that a breach by it of its obligations hereunder will cause irreparable harm to each Investor and that the remedy at law for any such breach may be inadequate. The Company and the Sellers therefore agree that, in the event of any such breach or threatened breach, each Investor of this Agreement shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary, and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company and the Sellers shall provide all information and documentation to each Investor that is requested by each Investor to enable each Investor to confirm the Company's and the Seller's compliance with the terms and conditions of this Agreement. The transfer of shares and certificates for shares as contemplated hereby upon Closing shall be made without charge to each Investor or such shares for any issuance tax or other costs in respect thereof, *provided* that the Company or the Sellers shall not be required to pay any tax which may be payable in respect of any transfer involved in the transfer and delivery of any certificate in a name other than each Investor or its agent on its behalf.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year set forth above.

SELLER: Zfounder Organization Inc.

Signature: ______________________________
Name: Wen Hua
Title: President

SELLER: West Lake Club Inc.

Signature: Jia Zhang
Name: Jia Zhang
Title: President

SELLER: Next Level Market Fund Inc.

Signature: Lujiao Xianyu
Name: Lujiao Xianyu
Title: President

[Signature Page to Securities Purchase Agreement]

INNO HOLDINGS INC.,
a Texas corporation

By: Tianwei Li
Name: Tianwei Li
Title: CEO

[Signature Page to Securities Purchase Agreement]

INVESTOR: Tengchao Jiang

Signature: _tengchao jiang_

Name: Tengchao Jiang
Title: _____

Business Address: Room 324, Building 13, No. 1889, Huandao East Road, Hengqin Town, Xiangzhou District, Zhuhai, Guangdong, China

Email: allenj0622@gmail.com

Investment Amount for Investor's Shares: USD1,000,000.00

Number of Shares: 210,645 shares

INVESTOR: Yujin Tu

Signature: _____

Name: Yujin Tu
Title: _____

Business Address: 3A15, Junyouyuan Community, Huangpu Yayuan, Futian District, Shenzhen, Guangdong, China

Email: 13308873@qq.com

Investment Amount for Investor's Shares: USD1,000,000.00

Number of Shares: 210,645 shares

INVESTOR: Jiawen Kang

Signature: _Jiawen Kang_

Name: Jiawen Kang
Title: _____

Business Address: Floor 33, Building 3, He Zheng Zhi Di Da Sha, Shenzhen, Guangdong, China

Email: kjw90513@163.com

Investment Amount for Investor's Shares: USD1,000,000.00

Number of Shares: 210,644 shares

INVESTOR: Changzheng Ye

Signature: _Changzheng Ye_

Name: Changzheng Ye
Title: _____

Business Address: Unit 1, Building 3, Haining North District, Qianlong Man, Longhua District, Shenzhen, Guangdong, China

Email: 13140005501@163.com

Investment Amount for Investor's Shares: USD1,000,000.00

Number of Shares: 210,644 shares

SCHEDULE I

SCHEDULE OF INVESTORS AND ALLOCATION

Name and Address	Number of Common Stock Purchased	Investment Amount
Tengchao Jiang Room 324, Building 13, No. 1889, Huandao East Road, Hengqin Town, Xiangzhou District, Zhuhai, Guangdong, China	210,645 (57,317 from Zfounder Organization Inc. and 153,328 from West Lake Club Inc.)	1,000,000USD
Yujin Tu 3A15, Junyouyuan Community, Huangpu Yayuan, Futian District, Shenzhen, Guangdong, China	210,645 (210,645 from West Lake Club Inc.)	1,000,000USD
Jiawen Kang Floor 33, Building 3, He Zheng Zhi Di Da Sha, Shenzhen, Guangdong, China	210,644 (210,645 from West Lake Club Inc.)	1,000,000USD
Changzheng Ye Unit 1, Building 3, Haining North District, Qianlong Man, Longhua District, Shenzhen, Guangdong, China	210,644 (65,383 from West Lake Club Inc. and 145,262 from Next Level Market Fund Inc.)	1,000,000USD
TOTAL	**842,578**	**4,000,000USD**

Allocation

Seller's Name	Number of Shares
Zfounder Organization Inc.	57,317
West Lake Club Inc.	640,000
Next Level Market Fund Inc.	145,262

DISCLOSURE SCHEDULES

<u>Company Disclosure Schedules</u>

<u>Schedule 6.3</u>

<u>Capitalization</u>

Restricted Shares

1.	GLOBAL IMPACT CAPITAL LLC	50,000
2.	NEXT LEVEL MARKET FUND INC.	1,452,620
3.	LIWEN QUE	13,158
4.	WEST LAKE CLUB INC.	6,400,000
5.	ZFOUNDER ORGANIZATION INC	8,998,958
	Restricted Shares Total	16,971,736

Non-Restricted Shares

1.	CEDE & CO	3,886,990
	Non-Restricted Shares Total	3,886,990

Total Outstanding Shares	20,801,726